Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated March 3, 2010 relating to the consolidated financial statements of Quad/Graphics, Inc. and subsidiaries (which report expresses an unqualified opinion on the consolidated financial statements and includes an explanatory paragraph referring to the retrospective adoption of accounting standards related to accounting for the classification and measurements of redeemable equity, reporting earnings per share, disclosures for segment reporting, and accounting for uncertainty in income taxes on January 1, 2007, and accounting for noncontrolling interests on January 1, 2009) appearing in the Registration Statement (No. 333-165259) on Form S-4 as amended of Quad/Graphics, Inc. and subsidiaries for the year ended December 31, 2009.

/s/ Deloitte & Touche LLP

Milwaukee, Wisconsin
August 18, 2010